

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 5, 2012

Via E-mail
Mr. Mark Groussman
Chief Executive Officer
American Strategic Minerals Corporation
c/o National Corporate Research Ltd.
202 South Minnesota Street
Carson City, NV 89703

> Re: **American Strategic Minerals Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 4, 2012**
> **File No. 0-54652**

Dear Mr. Groussman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

General

1. Disclose how you intend to obtain written consents and which holders of a majority of the voting power of the outstanding capital stock are to give the written consents. Additionally, tell us why solicitation of the written consents is not subject to the requirements of Schedule 14A under the Exchange Act. See Rule 14a-2 of Regulation 14A under the Exchange Act.

2. We note that you filed on August 3, 2012 a preliminary information statement on Schedule 14C to change the company's name to "Fidelity Property Group" because the board of directors determined that the name better reflected the company's long term strategy and

identity going forward. Tell us why you did not file a definitive information statement on Schedule 14C. We may have additional comments upon reviewing your response.

3. We note that the preliminary information statement on Schedule 14C which was filed on October 4, 2012 is to amend the company's articles of incorporation to change the company's name to "Marathon Patent Group, Inc." because the board of directors determined that the name better reflects the company's long term strategy, identity, and new business direction. Disclose what the company's long-term strategy and new business direction are. Further, disclose what comprise the company's assets for its long-term strategy and new business direction. We may have additional comments upon reviewing your response.

4. We note that the preliminary information statement on Schedule 14C which was filed on October 4, 2012 also is to authorize the board of directors to amend the company's articles of incorporation to effect a two for three reverse split of the company's common stock. Because the reverse split will decrease the number of issued and outstanding shares of common stock and increase the number of shares of common stock available for issuance, disclose whether the company has any plans, proposals, or understandings, formally or informally, to issue any of the additional shares of common stock that would be available after the reverse split is effected. We may have additional comments upon reviewing your response.

5. For notice and timing of a reverse stock split, we direct your attention to the requirements of Rule 10b-17 under the Exchange Act.

6. Update your EDGAR company profile to include your current business address, telephone number, e-mail address, and mailing address.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions on comments and disclosure issues to Edward M. Kelly at 202-551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
        Harvey J. Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006